BOSTON   CONNECTICUT   NEW JERSEY   NEW YORK   WASHINGTON, DC
Frank E. Lawatsch, Jr.
Attorney At Law
7 Times Square
New York, NY 10036
T: (212) 297 5830 F: (212) 916 2940
flawatsch@daypitney.com
                    November 13, 2008
VIA EDGAR AND FACSIMILE NO. (202) 772-9204
H. Christopher Owings, Esq., Assistant Director
Mara Ransom, Esq., Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-3628

Re:	Ridgewood Electric Power Trust IV
Preliminary Proxy Statement on Schedule 14A
Filed September 25, 2008
File No. 000-25430

Ridgewood Electric Power Trust V
Preliminary Proxy Statement on Schedule 14A
Filed September 25, 2008
File No. 000-24143
Dear Mr. Owings and Ms. Ransom:
          We are counsel to Ridgewood Electric Power Trust IV (“Trust IV”) and Ridgewood Electric Power Trust V (“Trust V”), each of which is a Delaware trust. We refer to Trust IV and Trust V herein together as the “Trusts”, and each individually as a “Trust”.
          We have received and reviewed the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 21, 2008 (the “Comment Letter”) on the above-referenced Preliminary Proxy Statement on Schedule 14A filed by Ridgewood Electric Power Trust IV (the “Trust IV Consent Statement”) and the above-referenced Preliminary Proxy Statement on Schedule 14A filed by Ridgewood Electric Power Trust V (the “Trust V Consent Statement”; and together, the “Consent Statements”), each filed with the Commission on September 25, 2008. We are furnishing the following responses to the Staff’s comments on the Consent Statements on behalf of the Trusts and Ridgewood Renewable Power LLC, as the Managing Shareholder of the Trusts (the “Managing Shareholder”).

H. Christopher Owings, Esq., Assistant Director
Mara Ransom, Esq., Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
November 13, 2008

          Where indicated below, the Trusts are including changes to the disclosure in an amendment to each Consent Statement, which are being filed simultaneously with this response letter via EDGAR.
          Please note that as discussed with the Staff, on November 12, 2008, Ridgewood Maine, L.L.C. and Indeck Energy Services, Inc. (together the “Sellers”), Covanta Energy Corporation (“Covanta”) and others entered into amendments to the Purchase and Sale Agreement and the Additional Agreements described in the Consent Statements under the heading “THE PURCHASE AND SALE AGREEMENT AND THE ADDITIONAL AGREEMENTS — The Purchase and Sale Agreement” on page 42 of the Trust IV Consent Statement and page 47 of the Trust V Consent Statement. The Purchase and Sale Agreement, as amended, provides (i) for the payment of consideration set forth under the heading “THE TRANSACTION — The Sale; Consideration for the Sale” on page 13 of the Trust IV Consent Statement and page 14 of the Trust V Consent Statement and (ii) that either Covanta or the Sellers may terminate the Purchase and Sale Agreement if the Sale does not occur on or before January 31, 2009 (unless extended to February 28, 2009 as provided in the Purchase and Sale Agreement), as described under the heading “THE PURCHASE AND SALE AGREEMENT AND THE ADDITIONAL AGREEMENTS — The Purchase and Sale Agreement — Termination” on page 45 of the Trust IV Consent Statement and page 50 of the Trust V Consent Statement.
          In addition to revisions that have been made to each of the Consent Statements in response to comments from the Staff, additional revisions have been made throughout each of the Consent Statements to reflect the current terms of these agreements.
          The Trusts’ and Managing Shareholder’s responses to the Staff’s comments are set forth below:
Preliminary Proxy Statement on Schedule 14A for Ridgewood Electric Power Trust IV
The Transaction, page 13
Background of and Reasons for the Transaction, page 14
1.	In your discussion of the Reasons for the Transaction, please revise your discussion to elaborate upon the following aspects of your business, which appear to have motivated you to consider and recommend the approval of the Transaction:
•	Explain what the Renewable Portfolio Standard attribute revenue is and how and why it has improved;

H. Christopher Owings, Esq., Assistant Director
Mara Ransom, Esq., Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
November 13, 2008

•	Quantify the “extensive permanent reserves” and explain why management would need to maintain them;

•	Elaborate upon the basis of the company’s “exposure to price volatility” as a reason for why it would be difficult for the company to produce a steady, reliable stream of cash distributions; and

•	Discuss in further detail the “history of the Indeck Maine projects,” which lends support for your indication that there is a risk that the company would need investment support in the future.
Response: Each of the Consent Statements has been revised to provide the requested additional disclosure under the heading “THE TRANSACTION — Background of and Reasons for the Transaction — Reasons for the Transaction” beginning on page 14 of the Trust IV Consent Statement and page 16 of the Trust V Consent Statement.

2.	Please explain why you believe there is a lack of intrinsic growth potential in the project which makes it “unattractive as a stand-alone public company.”

Response: Each of the Consent Statements has been revised to provide the requested additional disclosure under the heading “THE TRANSACTION — Background of and Reasons for the Transaction — Reasons for the Transaction” beginning on page 14 of the Trust IV Consent Statement and page 16 of the Trust V Consent Statement.

3.	Please revise to provide disclosure on the company’s process for selecting Ewing Bemiss & Co. as financial advisor and disclose whether the company considered other financial advisors.

Response: Each of the Consent Statements has been revised to insert two additional paragraphs that provide the requested additional disclosure immediately under the subheading “THE TRANSACTION — Background of and Reasons for the Transaction — Background of the Transaction” on page 19 of the Trust IV Consent Statement and on page 20 of the Trust V Consent Statement.

4.	Explain how Ridgewood Maine determined that 6 of 15 initial, non-binding indications of interest were “the most attractive and credible offers.”

Response: The eighth paragraph under the subheading “THE TRANSACTION — Background of and Reasons for the Transaction — Background of the Transaction”, which appears on page 20 of the Trust IV Consent Statement and page 21 of the Trust V Consent Statement, has been added to provide the requested disclosure.

H. Christopher Owings, Esq., Assistant Director
Mara Ransom, Esq., Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
November 13, 2008

5.	Please elaborate upon the other terms that were unacceptable to the Managing Shareholder in the PSA provided by the potential buyer that competed with Covanta. Explain what terms ultimately ended up being “sufficient[ly] improved...to warrant further consideration.”

Response: Each of the Consent Statements has been revised to provide the requested additional disclosure under the heading “THE TRANSACTION — Background of and Reasons for the Transaction — Background of the Transaction” beginning on page 19 of the Trust IV Consent Statement and page 20 of the Trust V Consent Statement.

6.	Elaborate upon the “certain open items” that were discussed at the conference call on May 27, 2008 and what Covanta’s response was to those items the following day. Explain generally what was outlined in the memorandum that was circulated prior to the call. Please also explain how Covanta’s original purchase price improved from its original submission.

Response: Each of the Consent Statements has been revised to provide the requested additional disclosure under the subheading “THE TRANSACTION — Background of and Reasons for the Transaction — Background of the Transaction,” with specific reference to the eleventh paragraph under such subheading, which appears on page 21 of the Trust IV Consent Statement and on page 22 of the Trust V Consent Statement.
Fairness of the Transaction, page 21
7.	Please revise to discuss any material relationship that is contemplated or that existed during the last two years between you and Ewing Bemiss and any compensation received or to be received as a result of any such relationship between you and Ewing Bemiss. We note your reference to certain services in your fairness opinion. Please see Item 1015(b)(4) of Regulation M-A.

Response: The second, third and fourth paragraphs under the subheading “THE TRANSACTION — Fairness of the Transaction,” which appear on pages 27 - 28 of the Trust IV Consent Statement and on page 29 of the Trust V Consent Statement have been inserted to provide the requested additional disclosure.

H. Christopher Owings, Esq., Assistant Director
Mara Ransom, Esq., Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
November 13, 2008

8.	Please revise to quantify the amount to be paid to Ewing Bemiss and distinguish the portion that is contingent upon consummation of the Transaction. We note that you provide this information on page 29, however, it might be more helpful to present this information in the context of the fairness opinion being rendered.

Response: The fourth paragraph under the heading “THE TRANSACTION — Fairness of the Transaction”, which appears on page 28 of the Trust IV Consent Statement and on page 29 of the Trust V Consent Statement has been inserted to provide the requested additional disclosure.

9.	We note your indication that Ewing Bemiss concluded that the Sale consideration implies a certain enterprise value but you do not state that they determined the consideration to be received by the Trusts in the Transaction to be fair. Please revise or advise.

Response: The fifth paragraph under the subheading “THE TRANSACTION — Fairness of the Transaction”, which appears on page 28 of the Trust IV Consent Statement and on page 29 of the Trust V Consent Statement has been inserted to provide the requested additional disclosure.

10.	We note that the opinion rendered by Ewing Bemiss states that the consideration to be received by the Trusts is fair from a financial point of view. In an appropriate place in the proxy statement, disclose what consideration was given, if any, by the Managing Shareholder to obtaining a fairness opinion as it relates to the fairness of the consideration to be received by the shareholders of the Trusts.

Response: As discussed with the Staff on October 24, 2008, the Managing Shareholder did not consider obtaining a fairness opinion with respect to the consideration to be received by the shareholders of the Trusts. The Sale involves a transaction pursuant to which an operating entity owned by the Trusts is selling for cash and the transfer to the Sellers of certain accounts receivable and RPS Attributes owned by Indeck Maine. Thus the proceeds of the transaction are not going directly to the shareholders of the Trusts but to an entity controlled by the Trusts (Ridgewood Maine) and then to the Trusts solely on their respective ownership of Ridgewood Maine. Once the proceeds of the Sale are received by the Trusts they are mixed with other funds of the Trusts. As disclosed in the Consent Statements, the Managing Shareholder intends to distribute the proceeds of the Sale, but the timing and amount thereof is based on determinations that the Managing Shareholder has to make at the time of the decision to distribute funds to shareholders which are discussed in general in the Consent Statements. As a result, not only is the amount to be distributed to shareholders not disclosed in the Consent Statements but any fairness opinion concerning the distributions to be received by shareholders as a result of

H. Christopher Owings, Esq., Assistant Director
Mara Ransom, Esq., Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
November 13, 2008

the Sale would be based on a series of assumptions the Managing Shareholder believes would be speculative and uncertain. As a result, the Managing Shareholder believes that even if a fairness opinion could be obtained, it would be of little value to the shareholders in making a determination to sell the assets subject to the Sale and the discussions of the assumptions would contradict other disclosures regarding actual distributions to shareholders and result in shareholder confusion. We have added disclosure under the heading “THE TRANSACTION — Fairness of the Transaction” that appears on page 29 of the Trust IV Consent Statement and on page 30 of the Trust V Consent Statement concerning this determination by the Managing Shareholder not attempt to obtain an opinion as to the fairness of the Sale from a financial point of view directed at the proceeds to be received by shareholders.

11.	Please revise to disclose, if not otherwise disclosed, any instructions from Indeck Maine on the scope of the financial advisor’s investigation.

Response: Indeck Maine did not provide any instructions to the financial advisor regarding the scope of the financial advisor’s investigation, as the financial advisor was engaged by the Managing Shareholder on behalf of Ridgewood Maine and was not engaged by, or on behalf of, Indeck Maine. Ridgewood Maine’s instructions to the financial advisor are set forth in the third paragraph under the heading “THE TRANSACTION — Fairness of the Transaction”, which appears on page 28 of the Trust IV Consent Statement and page 29 of the Trust V Consent Statement.

12.	Also, in an appropriate place in this disclosure, please indicate whether the Managing Shareholder reviewed, for accuracy and completeness, the estimates and projections set forth in Annex H and whether the Managing Shareholder found Ewing Bemiss’ reliance upon those materials to be reasonable.

Response: Each of the Consent Statements has been revised to indicate that the Managing Shareholder prepared the estimates and projections on behalf of Indeck Maine and determined them to be accurate and complete in all material respects and a reasonable basis for Ewing Bemiss’ evaluation. This disclosure is set forth the heading “THE TRANSACTION - Fairness of the Transaction,” with specific reference to the second paragraph following the table that appears on page 31 of the Trust IV Consent Statement and on page 32 of the Trust V Consent Statement.

H. Christopher Owings, Esq., Assistant Director
Mara Ransom, Esq., Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
November 13, 2008

Recommendation of the Managing Shareholder, page 25
13.	Revise to indicate whether any negative factors were considered by the Managing Shareholder that made the Sale unadvisable and not in the best interests of the shareholders of the Trusts.

Response: Each of the Consent Statements has been revised to provide the requested additional disclosure under the heading “THE TRANSACTION — Recommendation of the Managing Shareholder” on page 34 of the Trust IV Consent Statement and page 35 of the Trust V Consent Statement.
Distribution of Proceeds of the Sale to Shareholders of the Trusts and to Indeck Energy, page 26
14.	We note your indication that the proceeds to be received by the Trusts “do not represent the actual amounts to be distributed to shareholders as a result of the Sale due to additional expenses and contingencies described above...” It appears, however, that the amount of certain of the additional expenses and contingencies, such as the $6,000,000 to potentially fund an escrow deposit and the amounts to be set aside to satisfy the requirements of Maine’s 8.5% withholding on gains, are determinable and could be reflected in the table. Please revise or tell us why you believe it is not appropriate to reflect these, or any other determinable amounts, in the table you present.

Response: The $6,000,000 obligation to make a deposit is the responsibility of affiliates of the Trusts and is only required if the affiliates amend or modify an agreement with a power marketer related to the sale of Renewable Portfolio Standard Attributes which could reasonably be expected to materially reduce the contractual incentives or remedies for performance of any terms, conditions or covenants of the affiliates under that agreement. If such an amendment or modification is made then the deposit has to be made with an escrow agent for the benefit of Indeck Maine prior to the execution of the first such amendment or modification. The deposit serves as security for the performance of the Backup Agreement and the Agency Agreement by the Backup Purchasers which are affiliates of the Trusts. This potential call on cash is thus contingent and a holdback is being made by the Managing Shareholder for the period of time that the affiliates may have an obligation to make the deposit (which is tied to the term of the agreement with the power marketer). This obligation may never occur and may disappear in as little as less than a year after the closing of the sale subject of the solicitation. Even if the deposit is made, there is every likelihood that it will not be reduced and instead will ultimately be returned, and thus available for distribution to the shareholders of Trust IV. As to the Maine withholding tax, the solicitation document presents proceeds available for distribution on a basis of before tax obligations of the investors. The Maine

H. Christopher Owings, Esq., Assistant Director
Mara Ransom, Esq., Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
November 13, 2008

withholding tax is being paid by the Trusts on behalf of the investors and it is not a tax on the Trust or its affiliates that reduces proceeds that are available for distribution to the investors.

15.	Also, here or in the discussion that follows under “Distributions by the Trusts,” please discuss when you will know the exact amounts that will be payable to shareholders and, accordingly, when such amounts will be paid.

Response: As indicated under the above caption, the timing of actual distributions of cash to investors is not determinable until the Managing Shareholder makes the determination to distribute cash to investors. The last paragraph under the heading “THE TRANSACTION — Distribution of Proceeds of the Sale to Shareholders of the Trusts and to Indeck Energy”, which appears on page 37 of the Trust IV Consent Statement and page 38 of the Trust V Consent Statement provides more details of the various matters that affect the decision, which are not repeated here, but fully justify that an attempt to speculate about the timing and amount of distributions to investors would likely be misleading since the facts and circumstances bearing on this decision are not known at this time.
Interests of the Managing Shareholder, Executive Officers and Other Parties, page 30
16.	You indicate here that neither the Managing Shareholder nor either of the Trusts has independent directors. In light of the interests of the Managing Shareholder discussed here, disclose what consideration you gave, if any, to appointing independent directors for purposes of considering and recommending the Transaction to shareholders.

Response: As discussed with the Staff on October 24, 2008, the Trusts do not have a board of directors or similar body. Under the governing Declaration of Trust for each Trust, the Managing Shareholder serves as the equivalent of the board of directors. In the case of the Sale, the interests of the Managing Shareholder and the shareholders are virtually identical since the higher the price achieved in the Sale, the greater the payout to the investors and the Managing Shareholder. The sharing of the proceeds of the Sale between the Managing Shareholder and the shareholders of a Trust is established in the Declaration of Trust for each Trust. Independent director resolution of conflicts between the shareholders and the Managing Shareholder was not believed to be necessary in connection with the Sale, as their interests are aligned. We have amended the Consent Statement of both Trusts to indicate this alignment of interests in the first paragraph under the subheading “INTERESTS OF THE MANAGING SHAREHOLDER, EXECUTIVE OFFICERS AND OTHER PARTIES — Relationship With, and Payments to, the Managing Shareholder and its Affiliates” beginning on page 39 of the Trust IV Consent Statement and page 44 of the Trust V Consent Statement. In addition, since the

H. Christopher Owings, Esq., Assistant Director
Mara Ransom, Esq., Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
November 13, 2008

Managing Shareholder is charged with the responsibility of the equivalent of the board of directors under the Declaration of Trust for each Trust, the Managing Shareholder would, as a matter of law, be unable to shift this responsibility to another body without seeking shareholder approval of amendments to the Declaration of Trust for each Trust, an action which was deemed by the Managing Shareholder to be of little value to investors in the context of the Sale in view of the attendant costs and delays involved in such a process.
Material U.S. Federal Income Tax Consequences, page 44
17.	Please revise the first paragraph of this discussion to state that this discussion includes all of the material income tax consequences to the shareholders of the Trusts, as opposed to stating that this discussion includes “some” of the material consequences to “certain” shareholders.

Response: The first paragraph of the discussion under the heading “MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES” on page 56 of the Trust IV Consent Statement and page 61 of the Trust V Consent Statement has been revised as requested.
Preliminary Proxy Statement on Schedule 14A for Ridgewood Electric Power Trust V
18.	Please provide corresponding responses to the questions above and make conforming changes to the proxy statement for Trust V, as applicable.

Response: Responses to the questions above are provided in this letter for both Trust IV and Trust V and each of the Consent Statements has been revised in response to such questions as described in this letter.
* * * * *

H. Christopher Owings, Esq., Assistant Director
Mara Ransom, Esq., Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
November 13, 2008

          This letter was filed by EDGAR on November 13, 2008.
          In the event that you have any questions or comments, please feel free to contact me at (212) 297-5830. Thank you.

Very truly yours,

Frank E. Lawatsch, Jr.

cc:	Ridgewood Electric Power Trust IV Ridgewood Electric Power Trust V Ridgewood Renewable Power LLC

ACKNOWLEDGEMENT
     In connection with the response by Ridgewood Electric Power Trust IV (“Trust IV”) and Ridgewood Electric Power Trust V (“Trust V”; and together with Trust IV, the “Trusts”) and Ridgewood Renewable Power LLC, as the Managing Shareholder of the Trusts (the “Managing Shareholder”; and together with Trusts, each a “Filing Person” and collectively, the “Filing Persons”) to the comments set forth in the letter from the United States Securities and Exchange Commission (the “Commission”), dated October 21, 2008, addressed to Randall D. Holmes, Chief Executive Officer of each of the Trusts, regarding the Preliminary Consent Statement filed by Trust IV with the Commission on September 25, 2008, and the Preliminary Consent Statement filed by Trust V with the Commission on September 25, 2008, each Filing Person hereby acknowledges as follows:
•	the Filing Persons are responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Filing Persons may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     IN WITNESS WHEREOF, the undersigned has executed this Acknowledgement as of November 13, 2008.

RIDGEWOOD ELECTRIC POWER TRUST IV
By:	/s/ Randall D. Holmes
	Name:	Randall D. Holmes
	Title:	President and Chief Executive Officer

RIDGEWOOD ELECTRIC POWER TRUST V
By:	/s/ Randall D. Holmes
	Name:	Randall D. Holmes
	Title:	President and Chief Executive Officer

RIDGEWOOD RENEWABLE POWER, LLC
By:	/s/ Jeffrey H. Strasberg
	Name:	Jeffrey H. Strasberg
	Title:	Executive Vice President and Chief Financial Officer